

November 17, 2014

<u>Via E-mail</u>
Mr. George Paz
Chairman and Chief Executive Officer
Express Scripts Holding Company
One Express Way
St. Louis, MO 63121

       Re: **Express Scripts Holding Company**
                Form 10-K for Fiscal Year Ended December 31, 2013
                Filed February 20, 2014
                File No. 001-35490

Dear Mr. Paz:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                 /s/ Joel Parker

                                 Joel Parker
                                 Accounting Branch Chief